NY Union LLC (the "Company") a Delaware Company

Financial Statements

January 5, 2023 (Inception) - July 31, 2023

NY Union LLC with Flower City Holdings, Inc.
Combined Balance Sheet
As of July 31, 2023

	Combined Jul 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Chase Bank7967	184.04
Keybank - 3077	31,764.96
Total Checking/Savings	31,949.00
Accounts Receivable	
Accounts Receivable	4,000.00
Total Accounts Receivable	4,000.00
Total Current Assets	35,949.00
TOTAL ASSETS	**35,949.00**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Total Accounts Payable	71,697.51
Total Liabilities	**71,697.51**
Equity	
Equity - Jimmy Paola	86,007.20
Equity - Jim Smith	187,133.67
Opening Balance Equity	-7,629.17
Net Loss	-301,260.21
Total Equity	-35,748.51
TOTAL LIABILITIES & EQUITY	35,949.00

NY Union LLC with Flower City Union Holdings, Inc.
Combined Profit & Loss
January through July 2023

Combined

	Jan - Jul 23
Income	
REVENUE	
Concession	1,542.00
Membership and Tickets	30,117.41
Merchandise Sales	7,872.59
Miscellaneous Income	30,000.00
Player Devel. Camps/Clinics	0.00
Sponsorship revenue	170,890.00
Stadium Revenue Share	0.00
WeFunder	0.00
Total REVENUE	**240,422.00**
Total COGS	2,487.31
Gross Profit	**237,934.69**
Expense	
ADMINISTRATIVE EXPENSES	
Advertising/Marketing	13,602.80
Athletic Training supplies	2,297.24
Bank Service Charges	428.00
Computer and Internet Expenses	2,023.03
Dues & Subscriptions	3,269.96
Game Day expenses	20,801.75
Insurance Expense	11,185.58
Interest Expense	2,214.39
League Dues	7,975.00
Legal	3,450.00
Locker room supplies	2,491.41
Media Tools	2,953.29
Miscellaneous Expense	1,242.69
Office Supplies	628.52
Professional Fees/Bookkeeping	4,085.11
Public Promotions	356.36
Referee	900.00
Shipping/Postage	158.80
Social Media Tool	191.39
Spideo Video Systems	3,728.00
Team Operations	-1,155.60
Training Gear/cones balls	37.77
Uniforms/Gear	19,077.60
Total ADMINISTRATIVE EXPENSES	**101,943.09**
HOUSING COSTS	
Player Housing	47,840.05

NY Union LLC with Flower City Union Holdings, Inc.
Combined Profit & Loss
January through July 2023

	Jan - Jul 23
Total HOUSING COSTS	**47,840.05**
PAYROLL AND BENEFITS	
PAYROLL	
Athletic Trainer	6,460.00
Coaching Staff Salary	43,427.68
Comission Payouts	4,987.40
Front Office salary	68,472.03
Player Salaries	90,625.78
Referees	480.00
Total PAYROLL	**214,452.89**
PR Medical Bills	2,179.19
PR Payroll fee	2,008.00
PR Payroll Taxes	23,778.88
PR Workers Compensation	24,133.67
VP Business Development	21,150.00
Total PAYROLL AND BENEFITS	**287,702.63**
RENTAL AND FIELDS	
Rent Expense	32,780.21
Utilities	257.01
Total RENTAL AND FIELDS	**33,037.22**
TRAVEL EXPENSES	
Team Travel	52,889.51
Training field costs	1,500.00
Travel - Per Diem	14,282.40
Total TRAVEL EXPENSES	**68,671.91**
Total Expense	**539,194.90**
Net Ordinary Loss	**-301,260.21**

NY Union LLC combined with Flower City LLC
Statement of Cash Flows
January through July 2023

| | Combined |
	Jan - Jul 23
OPERATING ACTIVITIES	
Net Income	-301,260.21
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-4,000.00
Accounts Payable	114,697.51
Intercompany NY Union LLC	0.00
Net cash provided by Operating Activities	-190,562.70
FINANCING ACTIVITIES	
Equity - Jimmy Paola	86,007.20
Equity - Jim Smith	144,133.67
Opening Balance Equity	-22,300.00
Net cash provided by Financing Activities	207,840.87
Net cash increase for period	17,278.17
Cash at beginning of period	14,670.83
Cash at end of period	**31,949.00**

NY Union LLC
Statement of Changes in Equity

NY Union LLC and Flower City Holdings, Inc.
Statement of Changes in Equity

	July 31, 2023
Beginning Equity Balance	$(7,629)
Net Loss	$(301,260)
Jimmy Paola Equity	$86,007
Jim Smith Equity	$187,134
Ending Equity Balance	$(35,749)

NY Union LLC
Notes to the Financial Statements
January 5, 2023 - July 31, 2023
$USD

1. ORGANIZATION AND PURPOSE

NY Union LLC (the "Company") is a company organized on January 5, 2023 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.